Exhibit 3

                CERTIFICATE OF AMENDMENT TO RESTATED ARTICLES
                       OF INCORPORATION, AS AMENDED, OF
                           WESTERN RESOURCES, INC.


     We, David C. Wittig, President, and Richard D. Terrill, Secretary of Western Resources, Inc., a corporation organized and existing under the laws of the State of Kansas, do hereby certify that at a meeting of the Board of Directors of said corporation, the board adopted resolutions setting forth the following amendment to the Restated Articles of Incorporation and declaring its advisability:

          Section D.1 of Article VI be deleted in its entirety and replaced with a new Section D.1 which will read as follows:

     "D.  PROVISIONS APPLICABLE TO ALL CAPITAL STOCK

     1. Subject to the voting rights of the holders of the shares of Preferred Stock and of the holders of shares of Preference Stock as specifically provided in these Articles, every holder of capital stock of this Corporation shall have one vote for each such share held by such holder for the election of directors and upon all other matters requiring stockholder action; provided, however, that whenever, as provided in or pursuant to these Articles, the Preferred Stockholders or the Preference Stockholders are entitled to vote separately as a class for the election of certain directors and the Common Stockholders are entitled to vote separately as a class for the election of the remaining directors, each stockholder shall be entitled to vote only for the directors to be elected by the holders of the class of stock of which he is a holder."

     We further certify that thereafter, pursuant to said resolution, and in accordance with the by-laws of the corporation and the laws of the State of Kansas, pursuant to notice and in accordance with the statutes of the State of Kansas, the shareholders at a meeting duly convened considered the proposed amendment.

     We further certify that at the meeting a majority of common and preferred shares together entitled to vote, voted in favor of the proposed amendment.

     We further certify that the amendment was duly adopted in accordance with the provision of K.S.A. 17-6602, as amended.

     We further certify that the capital of said corporation will not be reduced under or by reason of said amendment.

     IN WITNESS WHEREOF, we have hereunto set our hands and affixed the seal of said corporation the 12th day of May, 1998.


                                     \s\ David C. Wittig
                                   David C. Wittig
                                   President


                                     \s\ Richard D. Terrill
                                    Richard D. Terrill
                                    Secretary


State of Kansas              )
                             ) ss.
County of Shawnee            )


     Be it remembered that before me, a Notary Public in and for the aforesaid county and state, personally appeared David C. Wittig, President, and Richard D. Terrill, Secretary of the corporation named in this document, who are known to me to be same persons who executed the foregoing certificate and duly acknowledge that execution of the same this 12th day of May, 1998.




                             _________________________
                                  Notary Public